Exhibit 1.3

For More Information:

Investor Relations Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Adjusted Net Income of US$10.5 Million for Second Quarter of 2006, an
Increase of 95% from Prior Year

Hong Kong, Beijing, Atlanta, August 22, 2006 — CDC Corporation (NASDAQ: CHINA) focused on enterprise software applications, mobile applications, online games and internet portals, today announced its financial results for the second quarter ended June 30, 2006.

•	Total revenue for Q2 2006 was US$77.0 million, an increase of 19% from US$64.6 million in Q2 2005.

•	Total revenue from CDC Software for Q2 2006 was US$57.7 million, an increase of 8% from US$53.7 million in Q2 2005.

•	Total revenue from China.com Inc. for Q2 2006 was US$19.2 million, an increase of 77% from US$10.9 million in Q2 2005.

•	Adjusted net income* was US$10.5 million for Q2 2006, an increase of 95% from US$5.4 million in Q2 2005.

•	GAAP net income was US$7.9 million for Q2 2006, a significant increase over GAAP net income of US$36,000 in Q2 2005.

•	Adjusted diluted earnings per share ** was US$0.09 for Q2 2006 compared to US$0.05 for Q2 2005.

•	Non-GAAP net cash and cash equivalents*** was US$214.9 million as of June 30, 2006.

“Once again, I am very pleased with the operating results we posted in Q2,” said Peter Yip, CEO of CDC Corporation. “Throughout the family of CDC Companies we built upon, and increased, the momentum established in Q1. As a result of this company-wide increase in momentum, we have exceeded our estimates for the second quarter and recently announced upwardly revised estimates for the remainder of 2006.”

Mr. Yip continued, “Looking ahead to the second half of 2006, we are well prepared for continued success. On August 10, we completed our US$ 20 million 2005 share buyback program and immediately began executing on a new US$20 million program for 2006. We signed up our first partner in the Franchise Partner Program and have several others from strategic geographies in the pipeline. We’ve launched our first applications delivered as Software as a Service (SaaS) in China which will serve as the starting point for additional SaaS applications to be launched globally. With Microsoft we established a strategic partnership to jointly sell and deliver CRM applications in China and around the globe, and in China, we entered into a strategic partnership with Google to further enhance search capabilities, content and services within our portals. Based on this and our other strategic initiatives, we are quite optimistic for the remainder of 2006 and beyond.”

Total revenues of US$77.0 million for Q2 2006 exceeded prior estimates issued on May 25, 2006, that placed total revenues in the range of US$70.6 million to US$71.6 million. Similarly, adjusted net income* of US$10.5 million for Q2 2006 exceeded prior estimates issued on May 25, 2006, that placed adjusted net income in the range of US$5.8 million to US$6.3 million.

On July 17, 2006, the company announced upwardly revised earnings estimates for 2006. Previous guidance provided on April 12, 2006, estimated total revenues in the range of US$283.0 million to US$290.0 million and adjusted net income* in the range of US$30.9 million to US$32.1 million. The revised estimates for 2006 place total revenues in the range of US$300.0 million to US$305.0 million and adjusted net income* in the range of US$31.6 million to US$32.8 million. These revised estimates represent an approximate increase of 22.5% compared to total revenue of US$245.0 million in 2005 and an approximate increase of 100% compared to adjusted net income* of US$15.8 million in 2005.

REVENUE SUMMARY

CDC Corporation
On a consolidated basis, revenues were balanced geographically for CDC Corporation with Asia Pacific contributing 40% or US$30.8 million, the Americas contributing 40% or US$30.6 million and Europe Middle East and Africa contributing 20% or US$ 15.6 million.

CDC Software
Total software revenues in Q2 2006 were US$57.7 million, an increase of 8% from US$53.7 million in Q2 2005. Software consulting and services revenues were US$17.2 million, software license revenues were US$10.0 million, maintenance revenues were US$15.6 million and business services revenues were US$14.9 million.

China.com Inc.
Total revenues for China.com during Q2 2006 were US$19.2 million, an increase of 77% from US$10.9 million in Q2 2005. Gross profit for China.com Inc. during Q2 2006 was US$11.6 million, an increase of 107% from US$5.6 million in Q2 2005.

OPERATING UNIT SUMMARIES

CDC Software Operating Summary
During the quarter, software, consulting and services revenues were balanced geographically with the Americas contributing 53% of the total, Europe Middle East and Africa contributing 27% and Asia Pacific contributing 20%.

SG&A as a percentage of revenues for the quarter was 32% compared to 37% in Q2 2005. SG&A as a percentage of revenues for the quarter improved due to the company’s continuing focus on consolidation of redundant operations and on overall cost control.

Research and development as a percentage of revenue for the quarter was 7% compared to 10% in Q2 2005. Although total development staffing increased during this period, the financial improvement resulted from the increasing use of development resources in the company’s low-cost development centers in India and China.

Overall maintenance retention rates exceeded 90%, indicating a high degree of customer satisfaction and continued growth in maintenance revenues. This is substantially better than the industry average for maintenance retention which is believed to be approximately 85%.

New customers accounted for 49% of total software license revenue for the quarter, with repeat business to existing customers accounting for 51% of total software license revenue. This ratio of new-business to repeat-business continues to be among the highest in the enterprise software industry. This balanced revenue mix indicates continued healthy expansion of the business and strong demand for industry-specific applications from new customers.

Worldwide, CDC Software signed 61 new-logo customers during the quarter, including major account wins in all key geographies with 19 new customers signed in the rapidly-expanding China market. New customers globally included Bonita Bay Group, Caribbean Broilers, CL Informatique (Soparind Bongrain Group), Schumacher Homes, Silicon Image and Xinhua Finance.. In addition to the new enterprise software customers, 132 new customers licensed the c360 add-on products and industry solutions for the Microsoft Dynamics CRM platform. These applications are sold worldwide, through the network of Microsoft resellers.

Highlighted new customers include Bonita Bay, an award winning developer of planned communities in southwest Florida with seven active, high-end projects including golf courses and marinas. The industry-specific Pivotal Homebuilder solution was selected over a variety of competing CRM systems. A leading outsource manufacturer providing pharmaceutical product development services in the life sciences industries selected the Ross ERP and supply chain solutions to become one of the first companies in their industry to offer secure electronic visibility enabling their clients to have the detailed product data they need on a real time basis. WestFarm Foods, one of the largest dairy product processors in the US, with 11 plants and 1,200 employees, is one of the first new customers to license the OnePlan SaaS planning and scheduling applications that were acquired earlier in the year. The first WestFarm plant went live on the OnePlan applications in only 10 weeks with subsequent plants expected to require only 3-4 weeks each. The second-largest clothing manufacturer in Finland, Nanso Oy, licensed the IMI Warehouse Management applications for their new logistics center being built near Helsinki which is being equipped with the latest technology available.

During the quarter, repeat business with existing customers continued to be strong including add-on sales and upgrades with over 200 companies in all strategic industries, including financial services, discrete and process manufacturing, homebuilding and distribution. Expanding and upgrading customers included Career Builder, Carvel, Castle Clement, Corpbanca, Financo (a subsidiary of Groupe Crédit Mutuel), General Electric Lighting Applian Espana, Harinerias Villamayor, Health Partners, Hong Kong Arts Festival, IMS Health, IXIS CIB, Kredietbank Luxembourg (KBL), Principal Financial, Rydex Funds, Shangri-La Hotels & Resorts, Tarkett Sommer, Toll Brothers, Wickes Building Supplies Limited and Wise Snacks.

New products were launched during the quarter to further the company’s commitment to providing the leading applications for targeted vertical industries. These new applications include Pivotal CRM 5.9 which provides greater usability for end users to quickly navigate to the information they need, and increased flexibility for tailoring Pivotal CRM to implement complex business practices. Additionally, Pivotal CRM 5.9 includes Pivotal Handheld, a BlackBerry® Wireless Handheld™ mobile application, Pivotal Call Scripting for automating customer interactions, and other significant customer-driven enhancements. Within the next 12 months, the company expects approximately 50% of customers to upgrade to the new release. Pivotal Homebuilder 5.7 and Pivotal Manufacturing 2.1 were both launched to address additional industry-specific requirements in these strategic markets for the company.

Adding to Ross’ family of Enterprise Performance Management (EPM) applications that include EPM Sales and EPM Manufacturing for process manufacturing, the EPM Inventory application was launched to provide customers with visibility into key inventory performance indicators and business drivers. Delivered as pre-configured applications—and typically implemented in several weeks or less—Ross’ EPM applications improve visibility and decision making and further differentiate the Ross ERP solutions in competitive sales cycles.

Additionally, as an example of the company’s commitment to building on competitive advantage through continued investments in acquired products, version 5 of the OnePlan SaaS planning and scheduling applications was made available and readily adopted by customers in June. Added and improved functionality will benefit customers through increased visibility, better schedules and added collaborative features. Only a few weeks after the launch a majority of customers have upgraded successfully to the new release and sales pipelines are growing in targeted industries.

China.com Inc. Operating Summary

“China.com’s CDC Games achieved outstanding momentum and our CDC Mobile businesses maintained consistent growth this quarter. The performance of our portal and online advertising businesses in particular has improved, and we are excited at the growth potential for our new products and services such as “The Straight Show” and SaaS,” said Dr. Chen Xiaowei, Chief Financial Officer of China.com.

CDC Games
At the end of Q1 2006, China.com through its online gaming subsidiary, CDC Games became the 100% owner of 17game, the operator of the company’s highly successful game Yulgang. The company began to fully consolidate 17game’s operating results in the second quarter delivering an additional US$7.7 million in revenues in Q2 2006.

During the quarter, CDC Game’s Yulgang continued to deliver outstanding performance metrics with registered users exceeding 30 million, an increase of 36% from Q1 2006 and average concurrent players surpassing 242,000, an increase of 34% from Q1 2006. The number of virtual items sold reached 21.3 million, an increase of 187% from Q1 2006. Server groups throughout China supporting Yulgang and the Group’s other online games numbered 48, an increase of 12% from 43 server groups in Q1 2006.

Regarding gamer demographics for Yulgang, 20% of players are female and over 60% are between 18-25 years of age. We note that around 60% of the gamers come from the Southern part of China.

Leveraging Yulgang success, CDC Games has licensed two more online games with “free-to-play” business models. One of them, Special Force, is a team-play game licensed from Korea and ranks as the most popular game in Korean internet cafes. The other, Stone Age II, is licensed from Japan and features a community-based model which has attracted an extensive and devoted user base. The deals were closed in July and August 2006. We are negotiating the licensing of another MMORPG from the United States which we hope to close by the end of Q3 2006.

China.com Portal
In Q2, the Company continued to strengthen China.com portal’s position as one of the preferred websites for Chinese professionals by enhancing content in the lifestyle, career, entertainment, technology and health channels. In May, the portal launched China’s first online comic news show, “The Straight Show”, which has been very popular among Chinese Internet users. This program is also positioned to be a platform for interactive online video and delivering mobile video content.

In addition, the portal entered into a number of strategic partnerships with leading global companies such as Google to further enhance its search capabilities, content and services during the quarter. These partnerships have also assisted the portal in monetizing its fast growing page views.

During the quarter, the portal continued to explore opportunities for synergy and cooperation with its sister companies in the CDC Corporation family. This included partnering with CDC Software to offer Software as a Service (“SaaS”) products through its robust nationwide network and leveraging its broad advertising sales force to sell advertisements for CDC Games’ portal.

CDC Mobile
During the quarter, the Mobile Services and Applications segment continued to attain healthy growth and a more balanced revenue mix. Total revenue increased 6% quarter on quarter fueled by the growth of 2.5G services. The Company’s wireless application protocol (“WAP”) and multimedia messaging services (“MMS”) both recorded 27% quarter on quarter revenue gains, making them the key growth drivers for this segment during the quarter. These improvements were achieved as a result of refinements in the WAP and MMS products offered, as well as increased focus on cross-selling promotions.

In early June, the company was alerted to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform which may affect the company’s MVAS subscription services. The changes, which are being implemented under the policy directives of China’s Ministry of Information Industry, aim to address industry-wide objectives, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of the MVAS industry and CMCC’s Monternet. As a result, the company expects near-term MVAS business activity to be depressed and management is actively adjusting the Company’s operating strategy to better suit the new industry environment and has taken measures to reduce operating expenses to become more efficient and aligned with near-term revenue expectations. Looking forward, the Company believes the MVAS industry will further consolidate towards a smaller group of large scale service providers which will benefit CDC Mobile’s business in the long run.

“Despite the possible slowdown for CDC Mobile in the short term due to industry-wide regulatory changes, management believes this will not have a material impact on overall revenue expectations for CDC Corporation in the second half of 2006,” said CEO Yip. “We are reaffirming our full year guidance based on strong organic growth within our CDC Software and CDC Games businesses as well as revenue resulting from future acquisitions.”

OTHER NEWS

Company executives have been meeting with financial advisors who have been recommending options for unlocking shareholder value within CDC Corporation. The recommendations under consideration include potential carve-outs or spin-offs of CDC Games and CDC Software as a standalone companies. As further preparation for separation into standalone companies, the nomination committee of the CDC board and senior executives have also been meeting with potential candidates for the board of directors of both CDC Games and CDC Software.

In preparation for the potential separation of CDC Games and CDC Software into standalone companies, the depth and experience of the senior management teams are being bolstered. Dr. Chen Xiaowei has been appointed as an executive director, compliance officer and authorized representative of China.com Inc., in addition to her current role as Chief Financial Officer of China.com Inc.. New additions to the CDC Software management team include Stephanie Kelly, senior vice president and head of global human resources, Sam Anidjar, senior vice president, mergers and acquisitions and Fred Dilkes, senior vice president, worldwide major accounts and channels. This group of proven executives comes to CDC Software from SSA Global where they each contributed to the successful rapid growth of the company, and its IPO.

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, Tuesday, August 22, 2006 at 9:00 am EDT (For Asian participants, this is 9:00 pm Hong Kong time on August 22, 2006).

USA-based Toll Free Number: +1 877 692 2592
US Toll Number: +1 973 582 2700
Passcode: 7744290
Call Leader: Scot McLeod

Webcast Link:
http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=78433&eventID=1369287

Instant Replay

For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.cdccorporation.net under INVESTOR RELATIONS or via Instant Replay by calling INTERNATIONAL Toll Number: +1 973-341-3080, US and CANADA Toll Free Number: +1 877-519-4471, Passcode: 7416508. The instant replay will be available until September 15, 2006.

###

* Reconciliation of GAAP Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars):

	Q2 2005	Q2 2006
GAAP net income
	36	7,900
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	204	8
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,327	3,504
Add back stock compensation expenses related to the acquisition of subsidiaries (and other in 2006)	272	1,871
Add back deferred tax impact related to acquisition of Subsidiaries	1,538	1,813
Add back restructuring expenses	—	229
Subtract gain on disposal of investments	—	(665)
Subtract non-cash gain deemed disposal of investment in China.com Inc.	—	(4,160)
Non-GAAP net income	5,377	10,500

** Reconciliation of Diluted GAAP EPS to Diluted Non-GAAP EPS (amounts in U.S. dollars):

	Q2 2005	Q2 2006
GAAP diluted EPS
	0.0003	0.0701
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	0.0018	0.0001
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	0.0299	0.0311
Add back stock compensation expenses related to the acquisition of subsidiaries	0.0024	0.0166
Add back deferred tax impact related to acquisition of Subsidiaries	0.0138	0.0161
Add back restructuring expenses	0.0000	0.0020
Subtract Gain/Loss on disposal of investments	0.0000	(0.0428)

Non-GAAP diluted EPS	0.0483	0.0932

*** Reconciliation of GAAP Cash and Cash Equivalents to Non-GAAP Cash and Cash Equivalents (amounts in thousands of U.S. dollars):

	Q4 2005	Q2 2006
Cash and cash equivalents	93,691	78,306
Add restricted cash	2,086	2,252
Add debt securities	148,147	134,395
Less total debt	(26,249)	(16)

Non-GAAP cash and cash equivalents, net of total debt	217,675	214,937

Adjusted Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. All references to Non-GAAP in this press release should be read in conjunction with the reconciliation included in this press release. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The financial statements presented in this press release are unaudited.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc. and is focused on providing MVAS products to subscribers in China.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues and non-GAAP net income, alternatives for unlocking shareholder value, the addition of additional key members of senior management, the effect of government effort to regulate the MVAS and online gaming markets in China, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Balance Sheet
(Amounts in thousands of U.S. dollars)

	December 31, 2005	June 30, 2006
	(audited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	93,691	78,306
Restricted cash	2,086	2,252
Accounts receivable	46,753	54,194
Deposits, prepayments and other receivables	8,447	11,227
Available-for-sale debt securities	23,118	51,035
Restricted debt securities	11,838	—
Available-for-sale equity securities	659	—
Deferred tax assets	286	530

Total current assets	186,878	197,544
Loan receivables	25,000	25,000
Interest receivables	1,628	2,000
Property and equipment, net	5,995	7,947
Goodwill	190,418	200,947
Intangible assets	73,885	86,911
Investment in equity investees	5,594	—
Investments under cost method	220	217
Restricted debt securities	20,432	—
Available-for-sale debt securities	92,763	83,360
Deferred tax assets	157	71
Other assets	5,065	4,443

Total assets	608,035	608,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	12,286	13,538
Other payables	3,089	4,007
Purchase consideration payable	1,229	530
Accrued liabilities	32,296	39,428
Accrued pension liability	662	618
Short-term loans	26,249	16
Deferred revenue	35,845	41,786
Income tax payable	2,525	2,952

Total current liabilities	114,181	102,875
Deferred tax liabilities	4,046	3,924
Other liabilities	439	399
Accrued pension liability	1,011	636
Minority interests	49,044	61,035

Shareholders’ equity:
Share capital	28	28
Additional paid-in capital	676,003	680,785
Treasury stock	(4,032)	(19,784)
Accumulated deficits	(231,762)	(222,376)
Accumulated other comprehensive income	(923)	918

Total shareholders’ equity	439,314	439,571

Total liabilities and shareholders’ equity	608,035	608,440

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended,	Three months ended,
	June 30, 2005	June 30, 2006
	(unaudited)	(unaudited)
Revenues
Software	42,535	42,803
Business services	11,175	14,937
Mobile services and applications	8,630	9,676
Internet and media	2,243	1,876
Online Games	—	7,671

	64,583	76,963

Cost of revenues
Software	(16,081)	(17,125)
Business services	(7,286)	(11,376)
Mobile services and applications	(4,053)	(4,134)
Internet and media	(1,185)	(971)
Online Games	—	(2,469)

	(28,605)	(36,075)

Gross profit	35,978	40,888
Gross margin %	56%	53%
Selling, general and administrative expenses	(25,651)	(27,471)
Research and development expenses	(5,037)	(4,015)
Depreciation and amortization expenses	(4,110)	(4,842)
Restructuring expenses	—	(229)
	(34,798)	(36,557)

Operating income/(loss)	1,180	4,331
Interest income	2,103	1,577
Interest expense	(274)	(98)
Gain on disposal of available-for-sale securities	—	205
Gain/(loss) on disposal of subsidiaries and investments	338	4,826
Share of losses in equity investees	(489)	—

Income/(loss) before income taxes	2,858	10,841
Income taxes expenses	(2,201)	(1,855)

Income/(losses) before minority interests	657	8,986
Minority interests in income of consolidated subsidiaries	(640)	(1,085)
Income/(losses) from continuing operations	17	7,900

Discontinued operations
Income/(loss) from operations	22	—
Loss from disposals	(3)	—

Net income/(losses)	36	7,900

Basic earnings/ (losses) per share	0.0003	0.0712

Diluted earnings/ (losses) per share	0.0003	0.0701

Weighted average number of shares – basic	110,988,609	110,905,878
Weighted average number of shares – diluted	111,322,902	112,649,428

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Year to Date,	Year to Date
	June 30, 2005	June 30, 2006
	(unaudited)	(unaudited)
Revenues
Software	79,742	82,935
Business services	21,316	27,845
Mobile services and applications	16,038	18,257
Internet and media	3,718	4,832
Online Games	—	7,671

	120,814	141,540

Cost of revenues
Software	(31,354)	(35,091)
Business services	(13,744)	(18,612)
Mobile services and applications	(7,307)	(7,710)
Internet and media	(1,949)	(2,174)
Online Games	—	(2,469)

	(54,354)	(66,056)

Gross profit	66,460	75,484
Gross margin %	55%	53%
Selling, general and administrative expenses	(50,614)	(51,830)
Research and development expenses	(9,811)	(8,964)
Depreciation and amortization expenses	(8,192)	(8,237)
Restructuring expenses	—	(443)
	(68,617)	(69,474)

Operating income/(loss)	(2,157)	6,010
Interest income	4,208	3,363
Interest expense	(735)	(370)
Gain on disposal of available-for-sale securities	(38)	253
Gain/(loss) on disposal of subsidiaries and investments	79	4,826
Share of losses in equity investees	(857)	681

Income/(loss) before income taxes	500	14,763
Income taxes expenses	(3,011)	(3,222)

Income/(losses) before minority interests	(2,511)	11,541
Minority interests in income of consolidated subsidiaries	(1,191)	(2,158)
Income/(losses) from continuing operations	(3,702)	9,383

Discontinued operations
Income/(loss) from operations	22	—
Loss from disposals	(3)	—

Net income/(losses)	(3,683)	9,383

Basic earnings/ (losses) per share	(0.0332)	0.0840

Diluted earnings/ (losses) per share	(0.0332)	0.0831

Weighted average number of shares – basic	110,988,609	111,712,636
Weighted average number of shares — diluted	111,055,421	112,932,810